PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-223208
Dated August 17, 2018

HSBC USA Inc. Trigger GEARS

$1,988,750 Securities Linked to an Global Basket due August 22, 2022

Investment Description

These Trigger GEARS (the ''Securities'') are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") linked to the performance of an unequally-weighted basket (the "Basket") consisting of the Hang Seng® Index (20% weighting), the Nikkei 225 Index (20% weighting), the EURO STOXX 50® Index (20% weighting), the WisdomTree India Earnings Fund (20% weighting), The S&P®/ASX 200 Index (10% weighting)and the FTSE® 100 Index (10% weighting) (each, a "Reference Asset Component" and together, the "Reference Asset Components"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Basket Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Basket Return multiplied by the Upside Gearing. If the Basket Return is less than or equal to zero, HSBC will either repay the full Principal Amount at maturity or, if the Basket Ending Level is less than the Downside Threshold, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Enhanced Growth Potential:** If the Basket Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the Basket Return multiplied by the Upside Gearing. If the Basket Return is less than zero, investors may be exposed to the negative Basket Return at maturity.

❑ **Contingent Repayment of Principal at Maturity:** If the Basket Return is equal to or less than zero and the Basket Ending Level is not less than the Downside Threshold, HSBC will repay the Principal Amount at maturity. However, if the Basket Ending Level is less than the Downside Threshold, HSBC will pay less than the full Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates

Trade Date	August 17, 2018
Settlement Date	August 22, 2018
Final Valuation Date[1]	August 17, 2022
Maturity Date[1]	August 22, 2022

[1] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS PRICING SUPPLEMENT AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-1 OF THE ACCOMPANYING EQUITY INDEX UNDERLYING SUPPLEMENT, BEGINNING ON PAGE S-1 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-1 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

This document relates to an offering of Securities Linked to an unequally weighted Global Basket. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below.

Basket	Basket Starting Level	Upside Gearing	Downside Threshold	CUSIP/ISIN
Hang Seng® Index ("HSI"), Nikkei 225 Index ("NKY"), EURO STOXX 50® Index ("SX5E"), WisdomTree India Earnings Fund ("EPI"), S&P®/ASX 200 Index ("AS51") and FTSE® 100 Index ("UKX")	100	1.83	60, which is 60% of the Basket Starting Level	40435X520 /US40435X5207

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated February 26, 2018, the accompanying prospectus supplement dated February 26, 2018, the accompanying Equity Index Underlying Supplement dated February 26, 2018, the accompanying ETF Underlying Supplement dated February 26, 2018 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is $9.868 per Security, which is less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Us
Per Security	$10.00	$0.00	$10.00
Total	$1,988,750.00	$0.00	$1,988,750.00

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information About HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of Securities linked to the Basket identified on the cover page. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Basket, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Basket or any Reference Asset Component, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-1 of the prospectus supplement, page S-1 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.You may access these documents on the SEC web site at www.sec.gov as follows:

- ♦ ETF Underlying Supplement at:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010788/tv486720_424b2.htm
- ♦ Equity Index Underlying Supplement dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm
- ♦ Prospectus supplement dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- ♦ Prospectus dated February 26, 2018:

  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated February 26, 2018, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated February 26, 2018, references to the "Equity Index Underlying Supplement" mean the Equity Index Underlying Supplement dated February 26, 2018 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated February 26, 2018.

Investor Suitability

The Securities may be suitable for you if:

- ♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- ♦ You are willing to make an investment where you could lose some or all of your initial investment and are willing to make an investment that may be exposed to similar downside market risk as the Reference Asset Components.
- ♦ You believe that the Basket will appreciate over the term of the Securities and are comfortable investing in the Securities based on the Upside Gearing indicated on the cover hereof.
- ♦ You understand and accept the risks associated with the Reference Asset Components.
- ♦ You seek an investment with returns based on the performance of companies outside of the United States.
- ♦ You are willing to hold the Securities to maturity and do not seek an investment for which there is an active secondary market.
- ♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- ♦ You do not seek current income from your investment and are willing to forgo dividends paid on EPI or the stocks included in or held by any of the Reference Asset Components.
- ♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

- ♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.
- ♦ You seek an investment that is designed to return your full principal amount at maturity.
- ♦ You are not willing to make an investment in which you could lose some or all of your principal amount and you are not willing to make an investment that may be exposed to similar downside market risk as the Reference Asset Components.
- ♦ You believe that the level of the Basket will decline during the term of the Securities
- ♦ You are not comfortable investing in the Securities based on the Upside Gearing indicated on the cover hereof.
- ♦ You do not understand or accept the risks associated with the Reference Asset Components.
- ♦ You do not seek an investment with returns based on the performance of companies outside of the United States.
- ♦ You are unable or unwilling to hold the Securities to maturity and seek an investment for which there will be an active secondary market.
- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- ♦ You seek current income from your investment or prefer to receive the dividends paid on EPI or the stocks included in or held byany of the Reference Asset Components.
- ♦ You are not willing or are unable to assume the credit risk of HSBC, as Issuer of the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. For more information about the Underlying Reference Asset Components, see pages 12-21 of this pricing supplement and pages S-12, S-14, S-15 and S-31 of the accompanying Equity Index Underlying Supplement You should also carefully review "Key Risks" beginning on page 6 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement, beginning on page S-1 of the ETF Underlying Supplement and beginning on page S-1 of the prospectus supplement.

Final Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security
Principal Amount	$10.00 per Security
Term	4 years
Trade Date	August 17, 2018
Settlement Date	August 22, 2018
Final Valuation Date	August 17, 2022, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement.
Maturity Date	August 22, 2022, subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement and the accompanying ETF Underlying Supplement.
Basket	The Hang Seng® Index (the "HSI"), the Nikkei 225 Index (the "NKY"), the EURO STOXX 50® Index (the "SX5E"), the WisdomTree India Earnings Fund (the " EPI"), the S&P®/ASX 200 Index (the "AS51") and the FTSE® 100 Index (the "UKX")
Basket Weightings	20% for HSI, 20% for NKY, 20% for SX5E, 20% for EPI, 10% for AS51 and 10% for UKX.
Downside Threshold	60, which is 60% of the Basket Starting Level.
Upside Gearing	1.83
Payment at Maturity (per $10 Security)[1]	**If the Basket Return is greater than zero**, HSBC will pay a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the Basket Return multiplied by the Upside Gearing, calculated as follows: $10 + [$10 × (Basket Return × Upside Gearing)] **If the Basket Return is less than or equal to zero and the Basket Ending Level is greater than or equal to the Downside Threshold on the Final Valuation Date,** HSBC will pay you a cash payment of: $10 per $10 Security **If the Basket Ending Level is less than the Downside Threshold on the Final Valuation Date,** HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Security, if anything, resulting in a loss of principal that is proportionate to the negative Basket Return, equal to: $10 + ($10 × Basket Return)
Basket Return	$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Initial Value	27,213.41 with respect to the HSI, 22,270.38 with respect to the NKY, 3,372.94 with respect to the SX5E, $26.53 with respect to the EPI, 6,339.23 with respect to the AS51 and 7,558.59 with respect to the UKX, each of which was the Official Closing Level on the Trade Date.
Final Value	The Official Closing Value of the relevant Reference Asset Component on the Final Valuation Date
Official Closing Value	The Official Closing Level or Official Closing Price, as applicable, of the relevant Reference Asset Component
Basket Starting Level	100
Basket Ending Level	On the Final Valuation Date, the Basket Ending Level will be calculated as follows: 100 × [1 + (the sum of the Reference Asset Components return multiplied by the respective Basket weighting, for each Reference Asset Component)] Each of the returns set forth in the formula above refers to the final return for the relevant Reference Asset Component, which reflects the performance of that Reference Asset Component, expressed as a percentage, from the Initial Value of that Reference Asset Component to its Final Value, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN	40435X520 /US40435X5207
Estimated Initial Value	The Estimated Initial Value of the Securities is less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. See "Key Risks — ¨The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Trade Date



The Initial Values of the Reference Asset Components were determined and the Basket Starting Level was set to 100.

Maturity Date

The Basket Ending Level and Basket Return are determined on the Final Valuation Date.

If the Basket Return is greater than zero, HSBC will pay you a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Basket Return multiplied by the Upside Gearing, calculated as follows:

$10 + [$10 × (Basket Return × Upside Gearing)].

If the Basket Return is less than or equal to zero and the Basket Ending Level is greater than or equal to the Downside Threshold on the Final Valuation Date, HSBC will pay you a cash payment of $10 per $10 Security.

If the Basket Ending Level is less than the Downside Threshold on the Final Valuation Date, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount of $10 per Security, resulting in a loss of principal that is proportionate to the negative Basket Return, equal to:

$10 + ($10 × Basket Return).

Under these circumstances, you will lose a significant portion, and could lose all, of your Principal Amount.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying Equity Index Underlying Supplement, the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. HSBC also urges you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full principal amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Basket and will depend on whether, and to the extent which, the Basket Return is positive or negative and if the Basket Return is negative, whether the Basket Ending Level is below the Downside Threshold. If the Basket Ending Level is less than the Downside Threshold, you will be fully exposed to any negative Basket Return and HSBC will pay you less than the Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the Basket Ending Level as compared to the Basket Starting Level. *Under these circumstances, you will lose a significant portion, and could lose all, of the Principal Amount.*

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the Level of the Basket is above the Downside Threshold.

♦ **The Upside Gearing Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Upside Gearing or the Securities themselves, and the return you realize may be less than the Basket's return, even if that return is positive. You can receive the full benefit of the Upside Gearing from HSBC only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Level of the Basket at Any Time Other Than on the Final Valuation Date** – The Basket Return will be based on the Basket Ending Level on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the Level of the Basket appreciates prior to the Final Valuation Date but then decreases as of the Final Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the Level of the Basket prior to such decrease. Although the actual Level of the Basket on the Maturity Date or at other times during the term of the Securities may be higher than the Basket Ending Level, the Payment at Maturity will be based solely on the Basket Ending Level on the Final Valuation Date. You may have to sell the Securities at a loss relative to your initial investment even if the Level of the Basket at that time is above the Basket Starting Level.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Was Determined by Us on the Trade Date, Is Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We determined the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities and the costs associated with structuring and hedging our obligations under the Securities. These costs will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Basket and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 10 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.

♦ **No Interest Payments** – As a holder of the Securities, you will not receive interest payments.

♦ **Owning the Securities Is Not the Same as Owning EPI or the Stocks Included in or held by any of the Reference Asset Components** – The return on your Securities may not reflect the return you would realize if you actually owned EPI or the stocks included in or held by any of the Reference Asset Components. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the stocks included in either of the Reference Asset Components. The Basket Return excludes any cash dividend payments paid on the securities included in or held by any of the Reference Asset Components.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the Level of the Basket, the Reference Asset Components or the price of the stocks included in the Reference Asset Components, and therefore, the market value of the Securities.

♦ **Potential HSBC and UBS Financial Services Inc. Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of our or their respective affiliates in EPI or the stocks comprising the Reference Asset Components or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Reference Asset Components, may adversely affect the market value of the stocks comprising the Reference Asset Components, the value of the Reference Asset Components, and, therefore, the market value of your Securities.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks included in the Reference Asset Components, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the Payment at Maturity based on the Basket Ending Level. The Calculation Agent can postpone the determination of the Basket Ending Level and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Economic and Market Factors Affecting the Terms and Market Price Prior to Maturity** – Because structured notes, including the Securities, can be thought of as having a debt and derivative component, factors that influence the values of debt instruments and options and other derivatives will also affect the terms and features of the Securities at issuance and the market price of the Securities prior to maturity. These factors include the Level of the Basket; the volatility of the Reference Asset Components; the dividend rate paid on stocks included in the Reference Asset Components; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC. These and other factors are unpredictable and interrelated and may offset or magnify each other.

♦ **The Securities Are Not Insured or Guaranteed by Any Governmental Agency of the United States or Any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive any amount owed to you under the Securities and could lose your entire investment.

♦ **A change in the value of one or more Reference Asset Components may be offset by a change in the values of the other Reference Asset Components** – A change in the value of one or more Reference Asset Components as of the Final Valuation Date may not correlate with a change in the values of the other Reference Asset Components. The value of one or more Reference Asset Components may increase, while the values of the other Reference Asset Components may not increase as much, or may even decrease. Therefore, in calculating the value of the Reference Asset, an increase in the value of one or more Reference Asset Components may be moderated, or wholly offset, by lesser increases or decreases in the values of the other Reference Asset Components. This effect is further amplified by the differing weights of the Reference Asset Components where changes in lower weighted Reference Asset Components may be offset by even smaller changes in more heavily weighted Reference Asset Components.

♦ **Non-U.S. Securities Markets Risks** – The value of the Reference Asset Components depend upon stocks of non-U.S. companies and are traded on various non-U.S. exchanges. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks than stocks issued by U.S. companies and listed on U.S. exchanges. The foreign securities included in or held by any the Reference Asset Components may have less liquidity and could be more volatile than many of the securities traded in U.S. or other longer-established securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Basket and, as a result, the value of the Securities.

♦ **Risks Associated With Emerging Markets** – An investment in the Securities will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against these risks may be made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

♦ **The Payments on the Securities Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though Stocks Included in or Held by any of the Reference Asset Components are Traded in a Foreign Currency and the Securities are Denominated in U.S. Dollars** – Although equity securities included in or held by the Reference Asset Components are traded in currencies other than U.S. dollars, and the Securities are denominated in U.S. dollars, the amount payable on the Securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Reference Asset Components, and therefore the Securities. The amount we pay in respect of the Securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

♦ **An Exchange Traded Fund and Its Underlying Index Are Different** – The performance of the EPI may not exactly replicate the performance of its underlying index, because the EPI will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that the EPI may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the EPI or due to other circumstances. The EPI may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Performance and Market Value of the EPI During Periods of Market Volatility May Not Correlate with the Performance of its Underlying Index as well as the Net Asset Value per Share of the EPI –** During periods of market volatility, securities underlying the EPI may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the EPIand the liquidity of the EPI may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the EPI. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the EPI. As a result, under these circumstances, the market value of shares of the EPI may vary substantially from the net asset value per share of the EPI. For all of the foregoing reasons, the performance of the EPI may not correlate with the performance of its underlying index as well as the net asset value per share of the EPI, which could materially and adversely affect the value of the Securities in the secondary market and/or reduce your payment at maturity.

♦ **The EPI Is Subject to Management Risk** – The EPI is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the EPI, utilizing a "passive" or indexing investment approach, attempts to approximate the investment performance of the EPI's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the EPI generally would not sell a security because the security's issuer was in financial trouble. In addition, the EPI is subject to the risk that the investment strategy of the EPI's investment advisor may not produce the intended results.

♦ **The Probability that the Basket Will Fall Below the Downside Threshold on the Final Valuation Date Will Depend on the Volatility of the Reference Asset Components** – "Volatility" refers to the frequency and magnitude of changes in the value of the Reference Asset Components. Greater expected volatility with respect to the Reference Asset Components reflects a higher expectation as of the Trade Date that the Basket could close below its Downside Threshold on the Final Valuation Date, resulting in the loss of some or all of your investment. However, an Reference Asset Components' volatility can change significantly over the term of the Securities. The value of the Reference Asset Components, and therefore the Basket, could fall sharply, which could result in a significant loss of principal.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" beginning on page 11 of this pricing supplement and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are hypothetical and provided for illustrative purposes only. **The hypothetical terms used below are not the actual terms that will apply to the Securities, which are indicated on the cover hereof.** They do not purport to be representative of every possible scenario concerning increases or decreases in the Basket Ending Level relative to the Basket Starting Level. We cannot predict the Basket Ending Level on the Final Valuation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Basket. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:

Investment term:	Approximately 4 years
Basket Starting Level:	100.00
Downside Threshold:	60.00 (60.00% of the Basket Starting Level)
Upside Gearing:	1.83

Example 1— The Level of the Basket *increases* from a Basket Starting Level of 100 to a Basket Ending Level of 110. The Basket Return is greater than zero and expressed as a formula:

Basket Return = (110.00 – 100.00) / 100.00 = 10.00%

Payment at Maturity = $10 + [$10 × (10.00% × 1.83)] = $11.83

Because the Basket Return is equal to 10.00%, the Payment at Maturity is equal to $11.83 per $10.00 Principal Amount of Securities, and the return on the Securities is 18.30%.

Example 2— The Basket Ending Level is equal to the Basket Starting Level of 100. The Basket Return is zero and expressed as a formula:

Basket Return = (100.00 – 100.00) / 100.00 = 0.00%

Payment at Maturity = $10.00

Because the Basket Return is zero, the Payment at Maturity per Security is equal to the original $10.00 Principal Amount per Security (a return of zero percent).

Example 3— The Level of the Basket *decreases* from a Basket Starting Level of 100 to a Basket Ending Level of 90. The Basket Return is negative and expressed as a formula:

Basket Return = (90.00 – 100.00) / 100.00 = -10.00%

Payment at Maturity = $10.00

Because the Basket Return is less than zero, but the Basket Ending Value is greater than or equal to the Downside Threshold on the Final Valuation Date, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 Principal Amount of Securities (a return of zero percent).

Example 4— The Level of the Basket *decreases* from a Basket Starting Level of 100 to a Basket Ending Level of 30. The Basket Return is negative and expressed as a formula:

Basket Return = (30 - 100) / 100 = -70.00%

Payment at Maturity = $10 + ($10 × -70.00%) = $3.00

Because the Basket Return is less than zero and the Basket Ending Level is below the Downside Threshold on the Final Valuation Date, the Securities will be fully exposed to any decline in the level of the Basket on the Final Valuation Date. Therefore, the return on the Securities is -70.00%. In this case, you would incur a loss of 70.00% on your Securities.

If the Basket Ending Level is below the Downside Threshold on the Final Valuation Date, the Securities will be fully exposed to any decline in the Basket, and you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Basket*			Performance of the Securities	
Hypothetical Basket Ending Level	Hypothetical Basket Return	Upside Gearing	Hypothetical Return on Securities[1]	Hypothetical Payment at Maturity
200.00	100.00%	1.83	183.00%	$28.300
180.00	80.00%	1.83	146.40%	$24.640
160.00	60.00%	1.83	109.80%	$20.980
150.00	50.00%	1.83	91.50%	$19.150
130.00	30.00%	1.83	54.90%	$15.490
120.00	20.00%	1.83	36.60%	$13.660
110.00	10.00%	1.83	18.30%	$11.830
105.00	5.00%	1.83	9.15%	$10.915
102.00	2.00%	1.83	3.66%	$10.366
100.00	0.00%	N/A	0.00%	$10.000
95.00	-5.00%	N/A	0.00%	$10.000
90.00	-10.00%	N/A	0.00%	$10.000
80.00	-20.00%	N/A	0.00%	$10.000
70.00	-30.00%	N/A	0.00%	$10.000
60.00	-40.00%	N/A	-40.00%	$6.000
50.00	-50.00%	N/A	-50.00%	$5.000
40.00	-60.00%	N/A	-60.00%	$4.000
20.00	-80.00%	N/A	-80.00%	$2.000
0.00	-100.00%	N/A	-100.00%	$0.000

* The Basket Return excludes cash dividend payments on the stocks included in the Reference Asset Components.

[1] This "return" is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $10 principal amount Security.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Basket. We intend to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid executory contracts.

Despite the foregoing, U.S. holders should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EPI (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Notes is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Note). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Notes will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Note and attributable to the Underlying Shares over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Note for an amount equal to the "issue price" of the Note allocable to the Underlying Shares and, upon the date of sale, exchange or maturity of the Notes, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Notes). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of a Note after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ materially and adversely from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether a Reference Asset Component or any of the entities whose stock is included in, or owned by, a Reference Asset Component, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Asset Component or one or more of the entities whose stock is included in, or owned by, a Reference Asset Component, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset Components and the entities whose stock is included in, or owned by the Reference Asset Components, as the case may be, and consult your tax advisor regarding the possible consequences to you if a Reference Asset Component or one or more of the entities whose stock is included in, or owned by, a Reference Asset Component, as the case may be, is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Securities are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Securities.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Securities are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Securities. However, it is possible that the Securities could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Index Fund or the Securities, and following such occurrence the Securities could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Index Fund or the Securities should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Securities and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Description of the HSI

The Hang Seng® Index is calculated, maintained and published by Hang Seng Indexes Company Limited ("HSIL"), a wholly owned subsidiary of Hang Seng Bank, in concert with the HSI Advisory Committee and was first developed, calculated and published on November 24, 1969. The HSI is a free float-adjusted market capitalization weighted stock market index that is designed to reflect the performance of the Hong Kong stock market.

For more information about the HSI, see "The Hang Seng® Index" beginning on page S-15 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the HSI based on the daily historical closing levels from January 1, 2008 through August 17, 2018 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the Hang Seng® Index



Source: Bloomberg

Past performance of the Underlying Index is not indicative of its future performance.

Description of the NKY

The Nikkei 225 Index is an index with price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. This price-weighted average method, the Nikkei Stock Average, was first published on May 16, 1949, where the average price was ¥176.21 with a divisor of 225.

For more information about the NKY, see "The Nikkei 225 Index" beginning on page S-31 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the NKY based on the daily historical closing levels from January 1, 2008 through August 17, 2018 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the Nikkei 225 Index



Source: Bloomberg

Past performance of the Reference Asset Component is not indicative of its future performance.

The Euro Stoxx 50® Index

Description of the SX5E

The Euro Stoxx 50® Index was created by STOXX Limited, which is owned by Deutsche Börse AG. Publication of the SX5E began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991.

For more information about the SX5E, see "The Euro Stoxx 50® Index" beginning on page S-12 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through August 17, 2018 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the Euro Stoxx 50® Index



Source: Bloomberg

Past performance of the Reference Asset Component is not indicative of its future performance.

The WisdomTree India Earnings Fund

Information about WisdomTree India Earnings Fund

We have derived all information contained in this document regarding the WisdomTree India Earnings Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by, WTT. We have not independently verified the accuracy or completeness of the information derived from these public sources. The WisdomTree India Earnings Fund is an investment portfolio maintained and managed by WTT. Wisdom Tree Asset Management, Inc. ("WTAM") is currently the investment adviser to the WisdomTree India Earnings Fund, and Mellon Capital Management Corporation is the sub-adviser to the WisdomTree India Earnings Fund. The WisdomTree India Earnings Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "EPI."

WTT is a registered investment company that consists of numerous separate investment portfolios, including the WisdomTree India Earnings Fund. Information provided to or filed with the SEC by WTT under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-132380 and 811-21864, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents, and we have not participated in the preparation of, or verified, such publicly available information. None of the forgoing documents or filings are incorporated by reference in this document.

Investment Objective and Strategy

The WisdomTree India Earnings Fund is an exchange-traded fund that seeks to track the price and yield performance, before fees and expenses, of the underlying index. The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance. The inception date of the underlying index was December 3, 2007. The level of the underlying index is reported by Bloomberg L.P. under the ticker symbol "MVIDX."

The WisdomTree India Earnings Fund pursues a "passive" or indexing approach in attempting to track the performance of the underlying index. The WisdomTree India Earnings Fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the underlying index. The WisdomTree India Earnings Fund generally uses a "representative sampling" strategy to achieve its investment objective, meaning that it generally will invest in a sample of the securities whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the underlying index as a whole.

Under normal circumstances, at least 95% of the WisdomTree India Earnings Fund's total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the underlying index. To the extent that the underlying index concentrates (*i.e.*, holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the WisdomTree India Earnings Fund will concentrate its investments to approximately the same extent as the underlying index. The returns of the WisdomTree India Earnings Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The WisdomTree India Earnings Index

The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.

The underlying index consists only of companies that:

- are incorporated in India;
- are listed on a major stock exchange in India;
- have generated at least $5 million in earnings in their fiscal year prior to the annual index rebalance;
- have a market capitalization of at least $200 million on the annual index rebalance;
- have an average daily dollar trading volume of at least $200,000 for each of the six months prior to the annual index rebalance;
- have traded at least 250,000 shares per month for each of the six months prior to the annual index rebalance; and
- have a price to earnings ratio ("P/E ratio") of at least 2 as of the annual index rebalance.

Companies are weighted in the underlying index based on reported net income in their fiscal year prior to the annual index rebalance. The reported net income number is then multiplied by a second factor developed by Standard & Poor's called the "Investability Weighting Factor" ("IWF"). The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased. The product of the reported net income and IWF is known at the "Earnings Factor." Companies are weighted by the proportion of each individual earnings factor relative to the sum of all earnings factors within the underlying index.

Notwithstanding the criteria used to determine and calculate the underlying index, no assurances can be given that the underlying index will have a positive return during the term of the Securities.

The maximum weight of any one sector in the underlying index, at the time of the underlying index's annual rebalance, is capped at 25%. In response to market conditions, sector weights may fluctuate above 25% between annual index rebalance dates.

WisdomTree Investments, Inc. ("WTI"), as index provider, currently uses Standard & Poor's Global Industry Classification Standards to define companies in each sector of the underlying index. The following sectors are included in the underlying index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industry groups. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.

Historical Information

Information as of market close on August 17, 2018:

Current Share Closing Price:	$26.53	52 Week High (on 1/24/2018):	$29.40
52 Weeks Ago:	$25.91	52 Week Low (on 6/28/2018):	$24.69

The following graph sets forth the historical performance of the underlying shares based on the daily historical official closing prices from January 2, 2008 through August 17, 2018. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the price of the underlying shares on the valuation date.

Historical Performance of the WisdomTree India Earnings Fund



Source: Bloomberg

Past performance of the Reference Asset Component is not indicative of its future performance.

The following table sets forth the quarterly high, low, and closing prices of the underlying shares for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of underlying shares should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	26.16	21.20	22.82
4/1/2008	6/30/2008	25.50	18.20	18.20
7/1/2008	9/30/2008	21.40	14.91	15.99
10/1/2008	12/31/2008	15.99	8.84	11.35
1/2/2009	3/31/2009	12.12	8.95	10.94
4/1/2009	6/30/2009	18.92	10.94	17.35
7/1/2009	9/30/2009	21.03	15.85	21.03
10/1/2009	12/31/2009	22.34	19.18	22.07
1/4/2010	3/31/2010	23.44	20.23	23.33
4/1/2010	6/30/2010	24.29	20.45	22.75
7/1/2010	9/30/2010	26.57	22.66	26.37
10/1/2010	12/31/2010	28.69	24.60	26.39
1/3/2011	3/31/2011	26.68	21.94	24.80
4/1/2011	6/30/2011	25.51	22.24	23.94
7/1/2011	9/30/2011	24.38	18.15	18.15
10/3/2011	12/30/2011	20.58	15.46	15.60
1/3/2012	3/30/2012	21.56	15.60	19.28
4/2/2012	6/29/2012	19.57	15.62	17.23
7/2/2012	9/28/2012	18.94	16.36	18.94
10/1/2012	12/31/2012	19.84	17.72	19.37
1/2/2013	3/28/2013	20.50	17.75	17.96
4/1/2013	6/28/2013	19.18	15.38	16.20
7/1/2013	9/30/2013	16.84	13.30	15.32
10/1/2013	12/31/2013	17.64	15.32	17.44
1/2/2014	3/31/2014	18.96	15.73	18.96
4/1/2014	6/30/2014	23.45	18.93	22.47
7/1/2014	9/30/2014	23.54	21.66	21.91
10/1/2014	12/31/2014	23.55	20.78	22.05
1/2/2015	3/31/2015	24.33	21.40	22.80
4/1/2015	6/30/2015	23.77	20.67	21.67
7/1/2015	9/30/2015	22.42	17.76	19.92
10/1/2015	12/31/2015	21.14	18.51	19.86
1/1/2016	3/31/2016	19.86	16.67	19.51
4/1/2016	6/30/2016	20.42	18.67	20.19
7/1/2016	9/30/2016	22.36	20.19	21.62
10/1/2016	12/31/2016	22.11	19.49	20.20
1/1/2017	3/31/2017	24.13	20.20	24.13
4/1/2017	6/30/2017	25.46	24.13	24.51
7/1/2017	9/30/2017	26.85	24.51	25.17
10/1/2017	12/31/2017	27.84	25.08	27.84
1/1/2018	3/29/2018	29.40	25.51	26.22
4/1/2018	6/29/2018	26.79	24.69	25.17
7/1/2018	8/17/2018*	26.91	24.83	26.53

* The information set forth above for the third calendar quarter of 2018 includes data for the period from July 1, 2018 through August 17, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2018.

S&P®/ASX 200 Index

Description of the AS51

The AS51 is intended to provide exposure to the largest 200 eligible securities that are listed on the ASX by float-adjusted market capitalization. The AS51 was first launched in 1979 by the Australian Securities Exchange ("ASX") and was acquired and re-launched by its current index sponsor on April 3, 2000. The AS51 is sponsored, calculated, published and disseminated by S&P Dow Jones Indices LLC ("S&P"), a part of McGraw Hill Financial. The AS51 is reported by Bloomberg L.P. under the symbol "AS51."

Index Composition

The AS51 weights companies according to the Global Industry Classification Standard ("GICS®"), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios. It also enables meaningful comparisons of sectors and industries across regions.

Standards for Listing and Maintenance

The S&P®/ASX Index Committee (for purposes of this section, the "Index Committee") aims to design a highly liquid and tradable index whose total market capitalization is large enough to approximate the market segment it is capturing while keeping the number of stocks at a minimum. Both market capitalization and liquidity are assessed using the previous six months' worth of data. Quarterly review changes take effect the third Friday of March, June, September and December.

The criteria for index additions include, but are not limited to:

- *Listing*. Only securities listed on the ASX are considered for inclusion in the AS51;

- *Market Capitalization*. The market capitalization criterion for stock inclusion is based upon the daily average market capitalization of a security over the last six months. The stock price history (last six months), latest available shares on issue and the investable weight factor ("IWF") are the relevant variables for the calculation. The IWF is a variable that is primarily used to determine the available float of a security for ASX listed securities; and

- *Liquidity*. Only securities that are regularly traded are eligible for inclusion in the AS51. A stock's liquidity is measured relative to its peers. Relative Liquidity is calculated as follows:

$$\text{Relative Liquidity} = \frac{\text{Stock Median Liquidity}}{\text{Market Liquidity}}$$

  Where:

  o Stock Median Liquidity is the median daily value traded for each stock divided by the average float/index weight-adjusted market capitalization for the previous six months; and

  o Market Liquidity is determined using the market capitalization weighted average of the stock median liquidities of the 500 companies in the All Ordinaries index, an index that includes nearly all ordinary shares listed on the ASX.

  Stocks must have a minimum Relative Liquidity of 50% to be included in the AS51.

- *Eligible Securities.* Common and equity preferred stocks (which are not of a fixed income nature) are eligible for inclusion in the AS51. Hybrid stocks, such as convertible stock, bonds, warrants and preferred stock that provide a guaranteed fixed return, are not eligible. Listed investment companies (LICs) that invest in a portfolio of securities are not eligible. Companies that are currently under consideration for merger or acquisition are not eligible.

Intra-Quarter Additions/Deletions. Between rebalancing dates, an addition to the AS51 is generally made only if a vacancy is created by an index deletion. Index additions are made according to market size and liquidity. An initial public offering (IPO) is added to the AS51 only when an appropriate vacancy occurs and is subject to proven liquidity for at least eight weeks. An exception may be made for extraordinary large offerings where sizeable trading volumes justify index inclusion. An index constituent that appears to violate criteria for addition to the AS51 will not be deleted unless ongoing conditions warrant an index change. Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the AS51 will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers & acquisitions activity are removed from the AS51 at the cash offer price for cash-only offers. Otherwise, the best available price in the market is used.

Rebalancing. Rebalancing of the AS51 series occurs on a regular basis. Both market capitalization and liquidity are assessed using the previous six months' worth of data to determine index eligibility. Shares and IWFs updates are also applied regularly. The reference date used for the six months' worth of trading data is the last Friday of the month prior to the rebalancing.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of index turnover, eligible securities will only be considered for index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the AS51. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

The Rank Buffer for addition to the AS51 is 179th or higher, and for deletion, 221st or lower.

This float-adjusted market capitalization rank buffer serves as the guideline used by the Index Committee to arrive at any potential constituent changes to the AS51. However, the Index Committee has complete discretion to by-pass these rules when circumstances warrant.

Frequency. The AS51 constituents are rebalanced quarterly to ensure adequate market capitalization and liquidity. Quarterly rebalancing changes take effect after the market close on the third Friday of March, June, September and December.

Share Updates. The share count for all index constituents are updated quarterly and are rounded to the nearest thousand ('000). An update to the number of issued shares will be considered if the change is at least 5% of the float adjusted shares or $100 million Australian dollars. Intra quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

- Changes in a company's float-adjusted shares of 5% or more due to market-wide shares issuance;

- Rights issues, bonus issues and other major corporate actions;

- Dividend Reinvestment Plan share issuances of more than A$100 million in value; and

- Share issues resulting from index companies merging and major off-market buy-backs.

Share changes due to mergers or acquisitions are implemented when the transaction occurs, even if both of the companies are not in the same index and regardless of the size of the change.

Notification of intra quarter changes to the number of issued shares generally takes place three Business Days prior to the implementation date.

Index Calculation

The AS51 is calculated using a base-weighted aggregate methodology so that the level of the AS51 reflects the total market value of all the component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares available after float (IWF) adjustment. An indexed number is used to represent the result of this calculation in order to make the value easier to work with and track over time.

A stock's weight in the AS51 is determined by the float-adjusted market capitalization of the stock. This is a function of current index shares, the latest available stock price and the Investable Weight Factor (IWF). The IWF represents the float-adjusted portion of a stock's equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital. Shares owned by founders, directors of the company, trusts, venture capitalists and other companies are also excluded. These are also deemed strategic holders and are considered long-term holders of a stock's equity. Any strategic shareholdings that are greater than 5% of total issued shares are excluded from the relevant float.

On any given day, the index value is the quotient of the total available market capitalization of its constituents and its divisor. Continuity in the index value is maintained by adjusting the divisor for all changes in the constituents' share capital after the base date. This includes additions and deletions to the AS51, rights issues, share buybacks and issuances, spin-offs, and adjustments in availability. The divisor's time series is, in effect, a chronological summary of all changes affecting the base capital of the index. The divisor is adjusted such that the index value at an instant just prior to a change in base capital equals the index value at an instant immediately following that change. The divisor will be adjusted to account for new addition to or deletion from the AS51 and certain corporate actions, such as special cash dividend, certain stock dividend, rights offering, new share issuance, reduction of capital and merger.

Index Governance

The Index Committee monitors overall policy guidelines and methodologies, as well as additions and deletions from the AS51. S&P Dow Jones chairs the Index Committee, which is composed of voting members representing both S&P Dow Jones and the ASX.

Decisions made by the Index Committee include all matters relating to index construction and maintenance. The Index Committee meets regularly to review market developments and convenes as needed to address major corporate actions. It is the sole responsibility of the Index Committee to decide on all matters relating to methodology, maintenance, constituent selection and index procedures. The Index Committee makes decisions based on all publicly available information and discussions are kept confidential to avoid any unnecessary impact on market trading.

License Agreement

The AS51 is a product of S&P, and has been licensed for use by us. Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The Securities are not sponsored, endorsed, sold or promoted by S&P, Standard & Poor's Financial Services LLC, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the AS51 to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the AS51 is the licensing of the AS51 and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The AS51 is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Securities. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Securities into consideration in determining, composing or calculating the AS51. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Securities or the timing of the issuance or sale of the Securities or in the determination or calculation of the equation by which the Securities are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Securities. There is no assurance that investment products based on the AS51 will accurately track AS51 performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within an AS51 is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by us, but which may be similar to and competitive with the Securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the AS51.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE AS51 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AS51 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information

The following graph sets forth the historical performance of the AS51 based on the daily historical closing levels from January 1, 2008 through August 17, 2018 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the S&P®/ASX 200 Index



Source: Bloomberg

Past performance of the Reference Asset Component is not indicative of its future performance.

Description of the UKX

The UKX is a market-capitalization weighted index calculated, published and disseminated by FTSE Group ("FTSE"), an independent company wholly owned by the London Stock Exchange Group (the "LSE"). The UKX is designed to measure the composite performance of the 100 largest UK domiciled blue chip companies that pass screening for size and liquidity traded on the LSE. The UKX was launched on January 3, 1984 and has a base date of December 30, 1983.

For more information about the UKX, see "The FTSE® 100 Index" beginning on page S-14 of the accompanying Equity Index Underlying Supplement.

Historical Information

The following graph sets forth the historical performance of the UKX based on the daily historical closing levels from January 1, 2008 through August 17, 2018 as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

Historical Performance of the FTSE® 100 Index



Source: Bloomberg

Past performance of the Reference Asset Component is not indicative of its future performance.

The following graph illustrates the hypothetical daily performance of the Basket from January 1, 2008 through August 17, 2018 based on closing level information from the Bloomberg Professional® service, if the level of the Basket was made to equal 100 on January 1, 2008. The hypothetical performance reflects the performance the Basket would have exhibited based on the actual historical performance of the Reference Asset Components. Neither the hypothetical performance of the Basket nor the actual historical performance of any Index should be taken as indications of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose all of your initial investment.



Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in “Final Terms” in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for the purposes of determining the Basket Return. If a Market Disruption Event exists with respect to a Reference Asset Component on that scheduled trading day, then the accelerated Final Valuation Date for that Reference Asset Component will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Reference Asset Component on the scheduled trading day preceding the date of acceleration, the determination of such Reference Asset Component’s Final Value will be made on such date, irrespective of the existence of a Market Disruption Event with respect to the other Reference Asset Component occurring on such date.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the “Agent”). HSBC Securities (USA) Inc. will agree to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price to public indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. Neither HSBC nor any of its affiliates will pay any underwriting discounts.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Delivery of the Securities will be made against payment for the securities on the Settlement Date set forth on the cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities more than two business days prior to the Settlement Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the accompanying prospectus supplement.

Validity of the Securities

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Securities pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer’s registration statement on Form S-3 dated February 26, 2018.